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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
-------                                                Washington, D.C. 20549                            --------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol      6.  Relationship of Reporting Person(s)
   Bertelsmann AG                              barnesandnoble.com inc.    Symbol=bnbn            to Issuer (Check all applicable)
__________________________________________  _____________________________________________    ___ Director      _X_ 10% Owner
                                                                                             ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for             title below)      below)
                                               Number of Reporting     Month/Day/Year
                                                   Person, if an entity    02/25/03 and 02/26/03
    Carl-Bertelsmann-Strasse 270               (voluntary)
__________________________________________                             _____________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date    7.  Individual or Joint/Group Filing
33311 Gutersloh, Germany                                               of Original (Month/       (Check Applicable Line)
__________________________________________                             Day/Year)             ___ Form filed by One Reporting Person
  (City)          (State)          (Zip)                                                     _X_ Form filed by More than One
                                                                                                 Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                         2A.                                              5. Amount of
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Securities
                              2. Trans-  Exe-        action       or Disposed of (D)         Beneficially 6. Ownership
                                 action  cution      Code         (Instr. 3, 4 and 5)        Owned           Form:
                                 Date    Date        (Instr.     ------------------------    Following       Direct(D) 7. Nature of
                                 (Month/ if any         8)                 (A)               Reported        or           Indirect
1.  Title of Security            Day/    (Month/    ----------    Amount   or    Price       Trans-          Indirect     Beneficial
    (Instr.3)                    Year)   Day/Year)   Code   V              (D)               actions(s)      (I)          Ownership
----------------------------- ---------  ---------  ----------   --------  ---  --------  --------------- ------------ -------------

Class A Common Stock            2/25/03                P           21,000   A   $1.1000
Class A Common Stock            2/26/03                P           10,000   A   $1.1000      1,031,500          I            (1)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                  6. Date
                                                                                                                     Exercisable
                                                                                                                     and
                                     2. Conver-               3A. Deemed                  5. Number of Deriv-        Expiration
                                        sion or    3. Trans-      Execution  4. Trans-       ative Securities        Date (Month/
                                        Exercise      action      Date, if      action       Acquired (A) or         Day/Year)
                                        Price of      Date        any           Code         Disposed of (D)      ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)    (Instr. 3, 4, and 5) Date      Expir-
1. Title of Derivative Security         ative          Day/        Day/      -----   ---- ----------------------- Exercis-  ation
   (Instr. 3)                           Security       Year)       Year)      Code     V         A          D     able      Date
--------------------------------     -----------   ---------- -------------  ------------ ----------- ----------- --------  ------

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       of Deriv-
                                                                             Beneficially     ative
                        7. Title and Amount of Underlying                    Owned            Security:
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

(1)  These shares are owned directly by BOL.US Online, Inc., a wholly owned subsidiary of Bertelsmann AG.

                                                                                 /s/ Robert J. Sorrentino           02/27/03
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).                                                            Bertelsmann AG
                                                                                By: Robert J. Sorrentino, Attorney-in-Fact
Note:  File three copies of this Form, one of which must be manually signed.        Dr. Ewald Walgenbach
       If space provided is insufficient, see Instruction 6 for procedure.           CEO DirectGroup Bertelsmann, Member of
                                                                                      the Executive Board of Bertelsmann AG

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                   Page 2

Joint Filer Information

Name:                        BOL.US Online, Inc.

Address:                     1540 Broadway, New York, New York 10036

Designated Filer:            Bertelsmann AG

Issuer and Symbol:           barnesandnoble.com inc.(bnbn)

Date of Event
 Requiring Statement:        February 25, 2003 and February 26, 2003

Signature:                   BOL.US Online, Inc.

                             By: /s/ Robert J. Sorrentino
                                 ---------------------
                                 Robert J. Sorrentino, President

Date:                        February 27, 2003